                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

                         Environmental Power Corporation
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                           ---------------------------
                          (Title of Class of Securities)

                                  29406-L-10-2
                           ---------------------------
                                 (CUSIP Number)

                           Steven I. Himelstein, Esq.
                              Dorsey & Whitney LLP
                                 250 Park Avenue
                            New York, New York 10077
                                 (212) 415-9200
                    ------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                   May 2, 2001
                           ---------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

                         (Continued on following pages)
                              (Page 1 of 31 Pages)

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                                                                 Page 2 of 31

                                 SCHEDULE 13D
                                 ------------

CUSIP No.  29406-L-2
--------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Benjamin Brant

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) [_]

                                                    (b) [X]

3.        SEC USE ONLY

4.       SOURCE OF FUNDS

                  N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                  N/A

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

--------------------------------------------------------------------------------
              NUMBER OF                 7.  SOLE VOTING POWER
               SHARES                            2,435,552
--------------------------------------------------------------------------------
             BENEFICIALLY               8   SHARED VOTING POWER
               OWNED BY                          0
--------------------------------------------------------------------------------
              REPORTING                 9.  SOLE DISPOSITIVE POWER
               PERSON                            2,435,552
                WITH
--------------------------------------------------------------------------------
                                        10.  SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,435,552

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  N/A

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  12.2%

14.      TYPE OF REPORTING PERSON*

                  IN

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                                                                 Page 3 of 31

                                  SCHEDULE 13D
                                  ------------

CUSIP No.  29406-L-2
--------------------

         This Amendment No. 1 to Schedule 13D is being filed by Benjamin Brant to amend the Schedule 13D (the "Schedule 13D") originally filed by Mr. Brant on August 2, 2001. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 1.  Security and Issuer:
         -------------------

         Item 1 of Schedule 13D is hereby amended to read as follows:

         "Common Stock, $.01 par value per share of Environmental Power Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is One Cate Street, 4th Floor, Portsmouth, NH 03801."

Item 2.  Identity and Background:
         -----------------------

         Items 2(b) and 2(c) are hereby amended to read as follows:

"(b)     Mr. Brant's business address is 7553 S. Gartner Road.

(c) Mr. Brant was, until March 15, 2002, Chief Technology Officer of Microgy Cogeneration Systems, Inc. ("Microgy"), 1767 A Denver West Boulevard, Suite 15, Golden CO 80401. Microgy's principal business is environmentally sound power generation, including biomass and distributed generation. Mr. Brant is currently a consultant in the energy and environmental industries."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 of Schedule 13D is hereby amended by adding the following before the final paragraph of such Item:

         "On May 2, 2002, the Company and Mr. Brant entered into a Stock Option and Right of First Refusal Agreement (the "Option Agreement"). Under the Option Agreement, Mr. Brant granted the Company a transferable one year option to purchase 1,820,486 shares of Common Stock owned by Mr. Brant. The option is exercisable at $.35 per share. The Company is required to exercise the option to purchase at least 342,857 of such shares by specified dates. On May 3, 2002, the Company exercised the option to purchase 120,000 of such 342,857 shares. The certificate representing the shares subject to the option has been deposited with an escrow agent under an Escrow Agreement dated as of May 3, 2002. To the extent any portion of the option expires unexercised, the underlying shares will be subject to a transferable right of first refusal granted by Mr. Brant to the Company for a 12 month period beginning upon expiration of the option. Under the Option Agreement, 197,514 other shares of Common Stock were delivered by Mr. Brant to the Company in satisfaction of amounts owed to Microgy by a company of which Mr. Brant is a principal in connection with loans by Microgy guaranteed by Mr. Brant under a June 2001 guaranty. Under the Option Agreement, an additional 753,066 shares owned by Mr. Brant are subject to a 24 month standstill (the "Standstill") under which Mr. Brant has agreed not to sell them into the public markets.

The foregoing descriptions of the Option Agreement and Escrow Agreement are qualified in their entirety by reference to the Option Agreement and Escrow Agreement, which are attached hereto as Exhibit 6 and 7, respectively, and are incorporated herein by reference."

Item 5.  Interest in Securities of the Issuer:
         ------------------------------------

         Items 5(a) and 5(c) are amended to read as follows:

         "(a)     Mr. Brant may be deemed to own beneficially 2,435,552 shares of Common Stock as of May 4, 2002, including 1,682,486 remaining shares subject to the option in favor of the Company and 753,066 shares subject to the Standstill under the Option Agreement.

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                                                                 Page 4 of 31

         The shares beneficially owned by Mr. Brant represent 12.2% of the class based on the 19,934,139 shares of the Company's Common Stock outstanding as of May 4, 2002. The number of outstanding shares is calculated by subtracting from the 20,251,653 shares of Common Stock reported to be outstanding as of April 23, 2002 in the Company's Form 10-K/A filed for the period ending December 31, 2001 317,514 shares, consisting of: (1) the 120,000 shares of Common Stock that the Company purchased from Mr. Brant on May 3, 2002, pursuant to the Option Agreement and (2) the 197,514 shares of Common Stock which Mr. Brant delivered to the Company on May 3, 2002, in satisfaction of certain guaranty obligations as described in Item 4. The 317,514 shares acquired by the Company on May 3, 2002 are being held by the Company as treasury shares and, therefore, are deemed issued but not outstanding.

         Mr. Brant is a party to the Stockholders' Agreement described in Item
4. Within the meaning of Rule 13(d)(5) under the Securities Exchange Act of 1934, as amended (the "Act"), the terms of the Stockholders' Agreement could be deemed to provide for an agreement among the parties thereto to act together for the purpose of voting and disposing of equity securities of the Company. Accordingly, the parties thereto could be deemed to be members of a "group" and could be deemed to be beneficial owners of all of the securities held by such group. Mr. Brant denies the existence of such a group and disclaims beneficial ownership of the securities held by any other person.

         As of the date hereof, to the best knowledge of Mr. Brant, the table below identifies all of the parties to the Stockholders' Agreement, in addition to Mr. Brant and the Company, and states their ownership interests in the Company as of May 4, 2002, based solely upon public filings.

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                                                                    Page 5 of 31

--------------------------------------------------------------
                                                 Percentage of
                             Common Stock        Common Stock
 Party to Stockholder        Beneficially        Beneficially
    Agreement                  Owned/1/           Owned/1,2/
--------------------------------------------------------------
Joseph E. Cresci              4,725,348               23.7%
--------------------------------------------------------------
Donald A. Livingston          2,461,739               12.3%
--------------------------------------------------------------
George A. Kast                2,823,188               14.2%
--------------------------------------------------------------
Daniel J. Eastman             1,120,882/3/             5.5%
--------------------------------------------------------------
Steven J. Brunner               548,258                2.8%
--------------------------------------------------------------
John P. O'Shea                  135,383                0.7%
--------------------------------------------------------------
Henry S. Krauss                  22,564                0.1%
--------------------------------------------------------------
Frances Luskind and
Henry Krauss, as Trustees
of the Trust U/W/O
Jessie Daniels FBO
Frances Luskind                  22,564                0.1%
--------------------------------------------------------------
Smithson Ventures Inc. Money
Purchase Pension Plan DLJSC-
Custodian FBO Deborah
Salerno Trustee                  45,128                0.2%
--------------------------------------------------------------
Amro International, S.A.         90,255                0.5%
--------------------------------------------------------------
Frank Kramer                     90,255                0.5%
--------------------------------------------------------------
John J. Burke                   451,241                2.3%
--------------------------------------------------------------
Hitel Group                      45,128                0.2%
--------------------------------------------------------------

----------------------------
/1/ Section 13 of the Exchange Act deems a person to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days (including through the exercise or conversion of another security). Pursuant to Section 13, any shares of Common Stock not outstanding which are issuable within 60 days upon exercise or conversion of securities held by a person have been deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but have not been deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

/2/ Based on the 19,934,139 shares of Common Stock outstanding as of May 4, 2002 as calculated above in this Item 5(a).

/3/ This includes 389,872 shares of Common Stock which is issuable upon the exercise of the Warrant Mr. Eastman received in connection with the Exchange Agreement.

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                                                                    Page 6 of 31

         (c) On May 3, 2002, the Company exercised its option under the Option Agreement to purchase 120,000 shares of Common Stock owned by Mr. Brant. Pursuant to the Option Agreement, Mr. Brant also delivered 197,514 shares of Common Stock to the Company in satisfaction of certain guarantee obligations as described in Item 4."

Item 7.  Material to be Filed as Exhibits:
         --------------------------------

         Item 7 is hereby amended to add the following at the end thereof:

                  "6. Stock Option and Right of First Refusal Agreement dated as of May 3, 2002, by and between the Company and Benjamin Brant.

                  7. Escrow Agreement dated as of May 3, 2002 among the Company, Benjamin Brant and US Bank National Association, as Escrow Agent."

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                                                                    Page 7 of 31

                                  SIGNATURE
                                  ---------

                  After reasonable inquiry to and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.

                                                  Date May 10, 2002

                                                  /s/ Benjamin Brant
                                                  -----------------------------
                                                  Benjamin Brant